Exhibit 4.21

(Summary Translation)

Loan Agreement with Bank of China, Shihezi Branch

Date of the Agreement	December 26, 2018

Borrower (Party A)	Xinjiang Daqo New Energy Co., Ltd.

Lender (Party B)	Bank of China, Shihezi Branch

Type of loan	Working capital loan

Use of loan	Payment of equipment leasing fees

Amount	RMB19.9 million

Term of loan	One month

Interest rate	Calculated as National Inter-Bank Funding Center’s one-year loan prime rate as of the working day immediately before the date of actual drawdown plus 4 basis points

Penalty rate

In the event of failure to repay the loan in accordance with the Agreement, the penalty rate shall be 50% over the interest rate.

In the event that Party A does not apply the loan according to the Agreement, the penalty rate shall be 100% over the interest rate.

Repayment	Party A shall deposit sufficient funds in the account no later than one bank working day before maturity of each installment of principal and interest, and Party B may deduct relevant amounts from such account to repay the relevant principal and interest on the corresponding maturity date.

Guarantee	Maximum amount joint and several liability guarantee provided by Xinjiang Daqo New Energy Co., Ltd.

Party A’s Covenants

Party A shall:

(1) provide its financial statements and other relevant materials to Party B on a regular or timely basis as per requests of Party B;

(2) accept credit inspection and supervision of Party B, and render sufficient assistance and cooperation;

(3) obtain Party B’s prior written consent in the event that there is any merger, spinoff, capital decrease, share equity transfer, outbound investment, material increase in debt financing, major assets and debt equity transfer or other event adversely affecting Party A’s solvency;

(4) notify Party B in a timely manner, under the following circumstances:

i.	There are changes to the articles of association, business scope, registered capital or legal representative of Party A or the guarantor;

ii.	Any form of joint operation, equity or contractual joint venture with foreign parties, contractual operation, restructuring, shareholding reform, planned listing or other change of business modes;

iii.	Being involved in major litigation or arbitration, or the property or property used for security is sealed up, detained or under custody, or additional security is created on the property used for security;

iv.	Being shut down, dissolved, settled, suspended of business for rectification, cancelled, revoked of business license, filed for bankruptcy, or filing for bankruptcy;

v.	The shareholders, directors and existing senior officers are involved in major cases or economic disputes;

vi.	Party A has breached other contracts; and

vii.	Having difficulty in business operation or the financial conditions deteriorate.

(5) not dispose of its assets which will impair its debt performance capacity;

(6) not transfer loan to an affiliate, unless such transfer conforms to the purpose specified or approved by Party B;

(7) use the loan to pay the equipment leasing fee and shall not misuse the loan.

Breach

In case of occurrence of events of breach, Party B may take any one or more of the following actions subject to specific circumstances:

(1) require Party A or the guarantor to correct its breach within a specified period of time;

(2) reduce, suspend or cancel or terminate line of credit to Party A in whole or in part;

(3) suspend or terminate, in whole or in part, loan drawdown application or other business applications of Party A; and to suspend or cancel or terminate, in whole or in part, drawdown, payment and handling of the loan not released yet or trade financing not handled yet;

(4) declare that the principal and interest of the loan/trade financing amounts and other fees payable are due immediately in whole or in part;

(5) terminate or rescind the agreement, and to terminate or rescind other contracts between Party A and Party B;

(6) require Party A to compensate losses caused to Party B as a result of its breach, including without limitation litigation costs, attorney’s fees, notarization fees, enforcement costs and other relevant expenses incurred in connection with realization of the creditor’s right;

(7) deduct the funds from the accounts opened by Party A with Party B and other branches of Bank of China to discharge all or part of the debts. The funds not mature yet in the accounts shall become mature in advance;

(8) exercise its right over the security;

(9) require the guarantee to perform its liability; and

(10) other measures that Party B deems necessary and appropriate.

2